
Mail Stop 3030

February 24, 2010

<u>Via U.S. Mail and Fax (408) 567-3001</u>
Anson Chan
Chief Financial Officer
Omnivision Technologies, Inc.
4275 Burton Drive
Santa Clara, California 95054

> **Re: Omnivision Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed July 1, 2009**
> **File No. 000-29939**

Dear Anson Chan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 55

1. We note that your fiscal year 2009 revenue has decreased by approximately 37% as compared to the previous year and that the decrease in 2009 revenue compared to 2008 revenue was due to a decrease in unit sales our your image sensor products across all categories and a decline in your ASP's. In light of the material decline in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure appears broad and does not provide a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor (i.e. such as price changes and / or volume changes by type of product), disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A. As part of your response, please provide us with your proposed disclosure to include in future filings that addresses our concerns. See Item 303 of Regulation S-K and FR-72 for guidance.

Contractual Obligations and Commercial Commitments, page 64

2. Reference is made to the noncancelable orders in the amounts of $42,279 as of April 30, 2009, as reported on page 64 and $83,521 as of October 31, 2009, as reported in Form 10-Q filed on December 10, 2009. In this regard, please provide us with and revise your future filings to disclose the nature, terms, and obligations of these noncanelable orders. Additionally, tell us how you account for these noncancelable orders, supported by the applicable accounting literature used by you.

Critical Accounting Policies and Estimates, page 49

Valuation of Financial Instruments, page 53

3. We note that with regard to quoted prices in markets that are not active, or other observable and market-corroborated inputs, you review the inputs for reasonableness, and may further adjust the fair value based on market indices or other information that management deems material to the fair value estimates. Please tell us and revise future

filings to disclose the methods you use to review the inputs for reasonableness, the nature and extent to which you adjust values and the nature of the additional information your review. Please also tell us how this analysis and adjustment is consistent with the policy you discuss in footnote 11.

Financial Statements, page 70

Note 5. Long-Term Investments, page 90

4.   We note from your disclosure that on January 1, 2007 you assumed responsibility for logistics management services previously provided to you by VisEra. As a consequence of this change, you concluded that you were no longer the primary beneficiary of the VisEra joint venture and VisEra would cease to be a VIE as defined under FIN 46(R), and as a result you deconsolidated VisEra as of January 1, 2007. In this regard, please fully explain to us in greater detail how the above change met the criteria outlined in FASB ASC 810-10-35-4 (paragraph 7 of FIN 46(R)). Also, fully explain to us why you are no longer the primary beneficiary and why VisEra is no longer a VIE, as defined under FASB ASC 810-10-15 and 810-10-25 (paragraph 5, 6, 14 and 15 of FIN 46(R)). We may have further comment upon receipt of your response.

Note 7 – Goodwill and Intangible Assets, page 94

Goodwill, page 94

5.   We note your disclosure that you determined the fair value of the enterprise by using a present value technique, based in part, upon an independent valuation. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Intangible Assets, page 94

6.   We see from your disclosure that you again tested your long-lived assets for impairment at the end of fiscal 2009 and you concluded that there were insufficient factual circumstances that would warrant further impairment analysis on your long lived assets. Please explain to us the results of your analysis and provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis. Please tell us at what point you stopped your

analysis and the further details regarding your conclusion that there were insufficient factual circumstances regarding any determination of impairment.

Note 16 – Segment and Geographic Information, page 111

7.   We note your disclosure on page 55 that there was a decrease in unit sales of your image sensor products across all product categories. Please tell how many different product categories you have and tell us why you do not disclose revenue by product as specified in FASB ASC 280-10-50-40 (paragraph 37 of SFAS 131).

Item 11. Executive Compensation, page 119

8.   Refer to your disclosure under "Fiscal 2009 Incentive Plan" on page 44 of your definitive proxy statement which you incorporate by reference. In future filings, please disclose the corporate performance targets to be achieved in order for your executive officers to earn their performance awards. Alternatively, tell us why you believe that the disclosure of such information on a historical basis would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

9.   We note that you do not disclose in your "Grants of Plan-Based Awards" table the threshold, target, and maximum payouts for your grant of performance share awards or awards that could have been made under the Fiscal 2009 Incentive Plan. In your future filings, please disclose the threshold, target, and maximum amounts payable for your relevant equity or non-equity incentive compensation plans.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at
(202) 551-3212 if you have any questions regarding comments on the financial
statements and related matters. Please contact Gabe Eckstein, Staff Attorney, at (202)
551-3286 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have
questions on any other comments. In this regard, do not hesitate to contact Martin James,
Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief